As filed with the Securities and Exchange Commission on August 3, 2001

                                                        REGISTRATION NO. 0-32435
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT No. 2
                                       to
                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                              TEXAS SCIENTIFIC INC.
                 (Name of Small Business Issuer in its charter)

           NEVADA                        6770                    76-0609433
(STATE OR OTHER JURISDICTION      (PRIMARY STANDARD            (IRS EMPLOYER
    OF INCORPORATION OR        INDUSTRIAL CLASSIFICATION     IDENTIFICATION NO.)
        ORGANIZATION)                 CODE NUMBER)


                        SUITE 155 - 11960 HAMMERSMITH WAY
                   RICHMOND, BRITISH COLUMBIA  CANADA V7A 5C9
        (Address, including postal code, of principal executive offices)

                                 (604) 275-8994
                     (Telephone number, including area code)

        SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:  None

    SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:  Common Stock,
                                $0.001 Par Value
________________________________________________________________________________

       AGENT FOR SERVICE:                               WITH  A  COPY  TO:
   LARRY D. BISHOP, PRESIDENT                          JAMES  L.  VANDEBERG
     TEXAS SCIENTIFIC INC.                        OGDEN MURPHY WALLACE, P.L.L.C.
SUITE 155 - 11960 HAMMERSMITH WAY                1601  FIFTH  AVE.,  SUITE  2100
   RICHMOND, BC CANADA V7A 5C9                      SEATTLE, WASHINGTON 98101
        (604) 275-8994                                   (206)  447-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                              TEXAS SCIENTIFIC INC.
                                   FORM 10-SB
                                TABLE OF CONTENTS

PART I                                                                      Page
                                                                            ----

Item     1.     Description  of  Business. . . . . . . . . . . . . . . . . .   1

Item     2.     Management's Discussion and Analysis or Plan of Operations. .  3

Item     3.     Description  of  Property . . . . . . . . . . . . . . . . . . 12

Item     4.     Security  Ownership of Certain Beneficial Owners and
                Management. . . . . . . . . . . . . . . . . . . . . . . . . . 12

Item     5.     Directors, Executive Officers, Promoters and Control
                Persons . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

Item     6.     Executive  Compensation . . . . . . . . . . . . . . . . . . . 13

Item     7.     Certain  Relationships  and  Related  Transactions. . . . . . 13

Item     8.     Description  of  Securities . . . . . . . . . . . . . . . . . 13

PART II

Item     1.     Market Price of and Dividends on the Company's Common
                Equity  and  Other  Shareholder  Matters. . . . . . . . . . . 15

Item     2.     Legal  Proceedings. . . . . . . . . . . . . . . . . . . . . . 16

Item     3.     Changes  in  and  Disagreements  with Accountants on
                Accounting . . . . . . . . . . . . . .. . . . . . . . . . . . 16

Item     4.     Recent  Sales  of  Unregistered  Securities. . . . . . . . .  16

Item     5.     Indemnification  of  Directors  and  Officers . . . . . . . . 17

PART  F/S

Index  to  Consolidated  Financial  Statements. . . . . . . . . . . . . . .  F-1

PART  III

Item     1.     Index  to  Exhibits. . . . . . . . . . . . . . . . . . . . .  20

                                     PART I

ITEM  1.  DESCRIPTION  OF  BUSINESS.
-----------------------------------

GENERAL


     Texas Scientific Inc. (the "Company") was incorporated under the laws of the State of Nevada on April 2, 1999 and is in the early developmental and promotional stages. To date, the Company's only activities have been organizational, directed at raising its initial capital and developing its business plan. The Company has not commenced operations. The Company has no full time employees and owns no real estate. In its Independent Auditor's Report, the Company's accountants state that its failure to generate revenues and conduct operations since its inception raise substantial doubt about its ability to continue as a going concern.


BUSINESS  PURPOSE

     The business plan of the Company is to merge with or acquire a business entity in exchange for the Company's securities. The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company.


     The Company will seek a foreign or domestic private company interested in becoming, through a business combination with the Company, a reporting ("public") company whose securities are qualified for trading in the United States secondary market. By entering into a business combination with the Company, the target company can avoid the cost and time required to conduct an initial public offering and may reap certain perceived benefits including:


     - the ability to use registered securities to make acquisitions of assets or businesses;

     -     increased  visibility  in  the  financial  community;

     -     the  facilitation  of  borrowing  from  financial  institutions;

     -     improved  trading  efficiency;

     -     shareholder  liquidity;

     -     greater  ease  in  subsequently  raising  capital;

     -     compensation  of  key  employees  through  stock  options;

     -     enhanced  corporate  image;

     -     a  presence  in  the  United  States  capital  market.

POTENTIAL  TARGET  COMPANIES

     A business entity, if any, which may be interested in a business combination with the Company may include the following:

     - a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

     - a company which is unable to find an underwriter of securities or is unable to find an underwriter securities on terms acceptable to it;

     - a company which wishes to become public with less of its common stock than would occur upon an underwriting;

     - a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;

     - a foreign company which may wish an initial entry into the United States securities market;

     - a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified employee stock option plan;

     - a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will likely involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

     No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

BLANK  CHECK  COMPANY

     The proposed business activities described herein classify the Company as a blank check company. The Company meets the definition of a "blank check" company under the Securities Act of 1933, which defines blank check company as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities. A "penny stock" security is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.

     The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company must comply with the Securities and Exchange Act rules in order to raise capital through a public offering. The gross proceeds from an offering, less certain underwriting and other expenses, must be deposited into an escrow or trust account. The securities issued in connection with the offering must also be deposited in escrow, and may not be transferred. Once an agreement has been reached with a merger candidate, the investors must decide whether to remain an investor in the offering. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the sole shareholder of the Company has executed and delivered a "lock-up" letter agreement affirming that he will not sell or otherwise transfer his shares of the Company's common stock except in connection with or following completion of a merger or acquisition resulting in the Company no longer being classified as a blank check company. The sole shareholder has deposited his stock certificates with the Company's legal counsel, who will not release the certificates except in connection with or following the completion of a merger or acquisition. The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.


     It is the view of the Office of Small Business that, both before and after a business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies and their transferees are underwriters of the securities issued. As such, the securities currently held by promoters and affiliates can only be resold through registration under the Securities Act, unless there is an applicable exemption; Rule 144 would not be available for resale of the stock. Any shares issued by the entity surviving a business combination would have to be issued pursuant to registration or an applicable exemption.


     There are no plans, arrangements, or understandings pending for the Company to acquire or to be acquired by any entity.

ADMINISTRATIVE  OFFICES

     The Company currently maintains limited office space, occupied by its sole officer, Larry D. Bishop, for which it pays no rent. Its address is Suite 155 - 11960 Hammersmith Way, Richmond, BC Canada V7A 5C9, and its phone number is
(604)  275-8994.

EMPLOYEES

     The Company has no full time employees. The Company's president, Mr. Bishop, has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "Item 2, Management's Discussion and Analysis or Plan of Operations,
Outlook: Issues and Uncertainties - Conflicts of Interest" and "Item 5, Directors, Executive Officers, Promoters And Control Persons."

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATIONS.
---------------------------------------------------------------------------

     The following discussion and analysis should be read in conjunction with the Company's Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-SB. This Form 10-SB contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-SB.

OVERVIEW

     The Company's business plan is to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's sole officer and director nor any affiliate has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.


     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will likely pay referral fees to consultants and others who refer target businesses for mergers. There is no existing corporate policy prohibiting the payment of referral fees. Payments would be made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.


     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Item F/S, Financial Statements." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company will not restrict its search for any specific kind of business entity, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide cash or other assets to the owners of business entities. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the sole officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is likely that the present management and shareholder of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not register any additional securities. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

RESULTS  OF  OPERATIONS


     During the period from April 2, 1999 (inception) through May 31, 2001, the Company has engaged in no significant operations other than organizational activities. No revenues were received by the Company during this period.


     For the current fiscal year, the Company anticipates incurring a loss as a result of expenses associated with accounting and auditing fees. There will be no other costs associated with this registration statement. The Company anticipates that until these procedures are completed, it will not generate revenues and may continue to operate at a loss thereafter, depending upon the performance of the business.

LIQUIDITY  AND  CAPITAL  RESOURCES


     The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity. Consequently, the Company's balance sheet as of May 31, 2001 reflects current assets of $0.


     The Company will need additional capital to carry out its business plan to engage in a business combination as discussed above. Should the Company locate an entity with which to combine in the next twelve months, its cash requirements will not be sufficient, and it will have to raise additional funds. No commitments to provide additional funds have been made by management or stockholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to the Company or at all. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire. Irrespective of whether the Company's cash assets prove to be inadequate to meet its operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

OUTLOOK:  ISSUES  AND  UNCERTAINTIES

The Company's success is dependent on a number of factors that should be considered by prospective investors. The Company is a relatively young company and does not yet have any history of earnings or profit and there is no assurance that it will operate profitably in the future. As such, there is no assurance that the Company will provide a return on investment in the future.


     1. Conflicts of Interest - General. Certain conflicts of interest exist between the Company and its sole officer and director, Larry D. Bishop. Mr. Bishop has other business interests to which he devotes his attention. He may be expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with his fiduciary duties to the Company.


     2. Securities Regulation. If and when the Company's common stock or that of its successor is traded in the Pink Sheets, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to buy or sell in any market that may develop.

     3. No Operating History Or Revenue And Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

     4. Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     5. Dependence on Management; Limited Participation of Management. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect
development  of  the  Company's   business  and  its  likelihood  of  continuing
operations.

     6. Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for indemnification of its directors, officers, employees and agents, under certain circumstances, against attorneys' fees and other expenses incurred by them in any litigation to which they become a party arising from their association with, or their activities on behalf of, the Company. The Company will also bear the expense of such litigation for any of its directors, officers, employees or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company.


     7. Director's Liability Limited. The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its shareholders for monetary damages due to breach of fiduciary duty except to the extent the director is found liable for: (i) a breach of such director's duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of such director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which such director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. The Company has been advised that the SEC takes the position that this provision does not effect the liability of any director under applicable federal and state securities laws.

     8. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     9. Speculative Nature Of The Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

     10. Competition. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     11. No Agreement For Business Combination Or Other Transaction--No Standards For Business Combination. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

     12. Reporting Requirements May Delay Or Preclude Acquisition. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     13. Lack Of Market Research Or Marketing Organization. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     14. Regulation Under Investment Company Act. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

     15. Probable Change In Control And Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     16. Reduction Of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

     17. Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     18. Requirement Of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

ITEM  3.  DESCRIPTION  OF  PROPERTY.
-----------------------------------


     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently maintains limited office space, occupied by its sole officer and director, Larry D. Bishop, for which it pays no rent and for which no rent is accruing. Its address is Suite 155 - 11960 Hammersmith Way, Richmond, BC Canada V7A 5C9 and its phone number is (604) 275-8994.


ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.
-------------------------------------------------------------------------------

     The following table sets forth, as of February 28, 2001 the Company's outstanding Common Stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the shareholdings of all Executive Officers and Directors as a group. Each person has sole voting and investment power with respect to the shares shown.

                                                          PERCENTAGE
                                                          OF SHARES
                 NAME                      SHARES OWNED     OWNED
-----------------------------------------  ------------  -----------
Larry D. Bishop, President                   2,500,000       100%
Suite 155 - 11960 Hammersmith Way
Richmond, BC Canada V7A 5C9

ALL EXECUTIVES OFFICERS & DIRECTORS AS A      2,500,000       100%
GROUP (1 Individual)

ITEM  5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
----------------------------------------------------------------------

     The following table sets forth the name, age and position of each Director and Executive Officer of the Company:

      NAME            AGE    POSITION
Larry  D.  Bishop     53     President

     There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

     The director named above will serve until his successors are elected and qualified. He will hold his position at the pleasure of the board of directors, absent any employment agreement. No employment agreements currently exist or are contemplated. There is no arrangement or understanding between the director and officer of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

     The director and officer of the Company will devote his time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which he will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

     Larry D. Bishop:  Mr.  Bishop is a self-employed businessman with 32 years'
     ---------------
experience in the retail/wholesale electronics industry. Mr. Bishop has served as the sole officer and director of the Company since February 1, 2001. From 1997 to the present, Mr. Bishop has been principal and founder of Douglas
Marketing, a sales agency located in Richmond, British Columbia. Douglas Marketing was the British Columbia representative and distributor for Bell ExpressVu Satellite TV, and sales agent for British Columbia and Washington State for Parking Paystations International Inc. Douglas Marketing is not currently representing any product lines. Mr. Bishop does not serve in or plan to organize any companies whose nature and purpose is similar to that of the Company.

     Prior to relocating to British Columbia, Mr. Bishop was branch manager of Sony Wholesale in Winnipeg, Manitoba from 1988 to 1997. For over 20 years Mr. Bishop was the branch manager of Sanyo Electronics from 1983 to 1988 and sales representative for Panasonic and Technics audio and video equipment for Manitoba, Saskatchewan and Northwest Ontario from 1976 to 1983.


ITEM  6.  EXECUTIVE  COMPENSATION.
---------------------------------

     The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company.

     The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.
------------------------------------------------------------

     No director, executive officer or nominee therefor of the Company, and no owner of five percent or more of the Company's outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount involved exceeds $60,000.


     On April 2, 1999, the Company issued 500,000 shares of common stock to David R. Mortenson and John T. Bauska, the initial shareholders, in satisfaction of certain organizational costs (approximately $500) and activities performed by them. Mr. Mortenson and Mr. Bauska were previously directors of the Company, and the president and secretary-treasurer, respectively. They are no longer directors, officers or shareholders of the Company.


ITEM  8.  DESCRIPTION  OF  SECURITIES.
-------------------------------------


     The following description of the Company's capital stock is a summary which includes all of the material aspects of the Company's capital stock. This summary is subject to and qualified in its entirety by the Company's articles of incorporation and bylaws, and by the applicable provisions of Nevada law.

     The Company's authorized capital consists of 25,000,000 shares of common stock, par value $0.001 per share. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive rights to purchase shares in any future issuance of the Company's common stock.

     Because the holders of shares of the Company's common stock do not have cumulative voting rights, the holders of more than 50% of the Company's outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

     The holders of shares of common stock are entitled to dividends, out of funds legally available therefor, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to shareholders after payment of all creditors.


LIMITATION ON THE TRANSFERABILITY OF SECURITIES OF A BLANK CHECK COMPANY


     Many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies within their respective jurisdictions. Some states prohibit the initial offer and sale, as well as any subsequent resale, of securities of shell companies to residents of their states. As a result, there would be a limited public market, if any, for resale of the shares of the Company's common stock.

                                     PART II

ITEM  1.     MARKET  PRICE  OF  AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND
--------------------------------------------------------------------------------
             OTHER  SHAREHOLDER  MATTERS.
             ---------------------------

MARKET  PRICE.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in Texas Scientific's common stock, the combination of brokerage commissions, state transfer taxes, if any, and other selling costs may exceed the selling price.

     Following a business combination, the Company or other surviving entity issuing stock may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. The Company has no present plans to have its shares traded in the market, and the Company has had no discussions with market makers regarding participation in a future trading market for its securities. The surviving entity may be unable to find a market maker willing to sponsor it. If the surviving entity does qualify for the OTC Bulletin Board, shareholders may still find it difficult to dispose of, or to obtain accurate quotations as to the market value of, the securities trading in the OTC market.

     The Company's securities will also be subject to Securities and Exchange Commission's "penny stock" rules. (See "Item 2, Management's Discussion and Analysis or Plan of Operations - Outlook: Issues and Uncertainties - Securities Regulation"). The penny stock rules may further affect the ability of owners of the Company's shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

HOLDERS

     As of February 28, 2001, there were 2,500,000 shares of common stock outstanding, held by one shareholder of record.

DIVIDENDS

     To date the Company has not paid any dividends on its common stock and does not expect to declare or pay any dividends on such common stock in the foreseeable future. Payment of any dividends will be dependent upon the Company's future earnings, if any, its financial condition, and other factors as deemed relevant by the Board of Directors.

ITEM  2.  LEGAL  PROCEEDINGS.
----------------------------


     The Company is not a party to any pending legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the Company's sole officer and director knows of no legal proceedings against the Company or its property contemplated by any governmental authority.


ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.
------------------------------------------------------------

     None.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.
-----------------------------------------------------

     Since April 2, 1999 (the date of the Company's formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


                                   NUMBER OF
SHAREHOLDER               DATE     SHARES   CONSIDERATION   EXEMPTION
----------------------  ---------  -------  --------------  ---------

John T. Bauska             4/2/99  250,000               1          2
David R. Mortenson         4/2/99  250,000               1          2
David R. Mortenson        4/28/99  200,000  $       200.00          3
Terry Fowler              4/28/99  200,000  $       200.00          3
Joshua J. Mortenson       4/28/99  200,000  $       200.00          3
Laurent R. Barbudaux      4/28/99  200,000  $       200.00          3
Marie M. Charles          4/28/99  200,000  $       200.00          3
C. E. Kaiser              4/28/99  200,000  $       200.00          3
Roy Donovan Hinton Jr     4/28/99  200,000  $       200.00          3
James R. Collins          4/28/99  200,000  $       200.00          3
Jock R. Collins           4/28/99  200,000  $       200.00          3
Joshua D. Smetzer         4/28/99  200,000  $       200.00          3

1 Consideration consisted of pre-incorporation consulting services and costs valued at $250 or $.001 per share rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

2 Sale made in reliance upon exemption from registration under Rule 506 of Regulation D and 4(2) of the Securities Act of 1933 due to the shareholders being Texas Scientific's founders and serving as its initial management, and the limited number of investors (two).


3 Sale made in reliance upon exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933. The Company's shares were valued at $0.001 per share, and they were issued to accredited investors according to an exemption from registration under Texas law that permits general solicitation and general advertising so long as sales are made only to accredited investors. Art. 581-5 Vernon's Texas Civil Statutes and Title 7, Ch. 109.3 of the Texas Administrative Code. Texas law defines "accredited investor" as a natural person whose individual net worth, or joint net worth with the person's spouse, at the time of purchase exceeds $1 million, or whose income during the past two years exceeds $200,000 individually or $300,000 jointly with spouse and who expects to continue the same income level in the current year. If the exemption under Rule 504 of Regulation D is not available, the Company believes that the issuance was also exempt under Rule 506 of Regulation D and Section 4(2) under the Securities Act of 1933 due to limiting the manner of the offering, promptly filing notices of sales, and limiting the issuance of shares to a small number of accredited investors (ten).


     All of the above share issuances were made in compliance with Rule 502(d) of Regulation D, which requires an issuer to exercise reasonable care to assure that the purchasers of securities are not underwriters within the meaning of
Section 2(11) of the Act: each purchaser certified that he or she was an accredited investor, and the ability to resell shares was controlled through stop transfer instructions or restrictive legends on the stock certificates.


     It is the view of the Office of Small Business that, both before and after a business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies and their transferees are underwriters of the securities issued. As such, the securities currently held by promoters and affiliates can only be resold through registration under the Securities Act, unless there is an applicable exemption; Rule 144 would not be available for resale of the stock. Any shares issued by the entity surviving a business combination would have to be issued pursuant to registration or an applicable exemption.

LOCK  UP  AGREEMENT

     The shareholder of the Company has executed and delivered a "lock-up" letter agreement which provides that he shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, the shareholder has placed his stock certificate with the Company's legal counsel until such time. Any liquidation by the current shareholder after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.


REPORTS  TO  STOCKHOLDERS

     The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company will be a reporting company under Section 12g of the Securities and Exchange Act of 1934, and as such will be required to file quarterly and annual reports and proxy statements. Any document the Company files may be read and copied at the Commission's Public Reference Room located at 450 Fifth Street NW, Washington DC 20549, and the public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Company's filings with the Commission are also available to the public from the Commission's website at http://www.sec.gov.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.
-------------------------------------------------------

     In accordance with Nevada law, the Company's Articles of Incorporation, filed as Exhibit 2.1, provide that the Company may indemnify a person who is a party or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is an officer, director, employee or agent of the Company, against such person's costs and expenses incurred in connection with such action so long as he or she has acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, in the case of criminal actions, had no reasonable cause to believe his or her conduct was unlawful. Nevada law requires a corporation to indemnify any such person who is successful on the merits or defense of such action against costs and expenses actually and reasonably incurred in connection with the action.

     The bylaws of the Company, filed as Exhibit 2.2, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of the Company, absent a finding of negligence or misconduct in office. the Company's Bylaws also permit the Company to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not the Company has the power to indemnify such person against liability for any of those acts.

CONFLICTS  OF  INTEREST

     The officer and director of the Company will not devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of his other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.


     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

                                    PART F/S

FINANCIAL  STATEMENTS

                          Index to Financial Statements

Texas  Scientific  Inc.
(A Development Stage Company)


                                                                          Index

Independent Auditors' Report                                               F-1

Balance Sheets                                                             F-2

Statements of Operations                                                   F-3

Statements of Cash Flows                                            F-4 to F-5

Statement of Stockholders' Equity                                          F-6

Notes to the Financial Statements                                   F-7 to F-8

                          Independent Auditors' Report
                          ----------------------------


To  the  Stockholders  and  Directors
of  Texas  Scientific  Inc.
(A  Development  Stage  Company)


We have audited the accompanying balance sheets of Texas Scientific Inc. (A Development Stage Company) as of May 31, 2000 and 2001 and the related statements of operations, stockholders' equity and cash flows accumulated for the period from April 2, 1999 (Date of Inception) to May 31, 2001 and the years ended May 31, 2000 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Texas Scientific Inc. (A Development Stage Company), as of May 31, 2000 and 2001, and the results of its operations and its cash flows accumulated for the period from April 2, 1999 (Date of Inception) to May 31, 2001 and the years ended May 31, 2000 and 2001, in conformity with U.S. generally accepted accounting principles.


The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                                 Manning Elliott
                                                           CHARTERED ACCOUNTANTS


Vancouver,  Canada
July 25,  2001

Texas  Scientific  Inc.
(A  Development  Stage  Company)
Balance  Sheets
(expressed  in  U.S.  dollars)



                                                               May 31,    May
31,
                                                                2001       2000
                                                                  $          $

Asset

License (Note 3)                                                     -
-
                                                              =========
=========



Liabilities and Stockholders' Equity
Current Liabilities                                                900
-
                                                              ---------
---------

Contingent Liability (Note 1)

Stockholders' Equity

Common Stock, 25,000,000 shares authorized with a par value
  of $.001; 2,500,000 shares issued and outstanding              2,500
2,500

Additional Paid-in Capital                                         189
189

Deficit Accumulated During the Development Stage                (3,589)
(2,689)
                                                              ---------
---------

                                                                   900
-
                                                              ---------
---------

                                                                     -
-
                                                              =========
=========


                                       F-2

                         (The accompanying notes are an integral
                           part of the financial statements)

Texas  Scientific  Inc.
(A  Development  Stage  Company)
Statements  of  Operations
(expressed  in  U.S.  dollars)


                                       Accumulated from
                                        April 2, 1999           Years Ended
                                     (Date of Inception)           May 31,

                                        to May 31, 2001        2001        2000
                                               $                 $          $
Revenues                                               -              -
 -
                                     --------------------  -------------
----------

Expenses
  Accounting and audit                               900            900
 -
  Amortization of license                          1,333              -
1,000
  License written-off                                667              -
667
  Organization expenses                              689              -
 -
                                     --------------------  -------------
----------

                                                   3,589            900
1,667
                                     --------------------  -------------
----------

Net Loss                                          (3,589)          (900)
(1,677)
                                     ====================  =============
==========


Net Loss Per Share                                                    (.000)
                                                                      (.001)
                                                           =============
==========

Weighted Average Shares Outstanding                           2,500,000
2,500,000
                                                           =============
==========

                                       F-3

                         (The accompanying notes are an integral
                           part of the financial statements)

Texas  Scientific  Inc.
(A  Development  Stage  Company)
Statements  of  Cash  Flows
(expressed  in  U.S.  dollars)

                                                  Accumulated from
                                                   April 2, 1999
                                                (Date of Inception)
Years Ended
                                                  to May 31, 2001      May 31,
2001      May 31, 2000
                                                         $                  $
             $
Cash Flows to Operating Activities
  Net loss                                                   (3,589)
(900)            (1,667)

  Non cash items

    Amortization of license                                   1,333
 -              1,000
    License written-off                                         667
 -                667
    Organization expenses
      paid by a director                                        689
 -                  -
  Net change in non-cash working
      capital items                                             900
900                  -
                                                --------------------
--------------  -----------------

Net Cash Used by Operating Activities                             -
 -                  -
                                                --------------------
--------------  -----------------
Cash Flows from Financing Activities
  Increase in shares issued                                       -
 -                  -
                                                --------------------
--------------  -----------------

Net Cash Provided by Financing Activities                         -
 -                  -
                                                --------------------
--------------  -----------------

Change in cash                                                    -
 -                  -
                                                --------------------
--------------  -----------------

Cash - beginning of period                                        -
 -                  -
                                                --------------------
--------------  -----------------

Cash - end of period                                              -
 -                  -
                                                ====================
==============  =================

Non-Cash Financing Activities

  A total of 2,000,000 shares were issued at

                                                          F-4

                                      (The  accompanying  notes  are an integral
                                         part  of  the  financial  statements)


  a fair market value of $0.001 per share for
  the acquisition of a License (Note 3)                       2,000
 -                  -
                                                ====================
==============  =================

Supplemental Disclosures
  Interest paid                                                   -
 -                  -
  Income tax paid                                                 -
 -                  -

                         (The accompanying notes are an integral
                           part of the financial statements)

Texas  Scientific  Inc.
(A  Development  Stage  Company)
Statements of Stockholders' Equity
(expressed  in  U.S.  dollars)



                 Deficit

               Accumulated

   Additional  During  the
                                                               Common Stock
     Paid-in   Development
                                                            Shares      Par
Value     Capital      Stage
                                                              #             $
        $           $

Balance - April 2, 1999 (Date of Inception)                         -
-             -        -

  Stock issued for $500 of organizational expenses            500,000
500             -        -

  Additional paid in capital for organizational expenses
    incurred by a director on behalf of the Company                 -
-           189        -

  Stock issued for a license at a fair market value
    of $0.001 per share                                     2,000,000
2,000             -        -

  Net loss for the period                                           -
-             -   (1,022)
                                                         ------------
-----------  ------------  --------

Balance - May 31, 1999                                      2,500,000
2,500           189   (1,022)
  Net loss for the year                                             -
-             -   (1,667)
                                                         ------------
-----------  ------------  --------

Balance - May 31, 2000                                      2,500,000
2,500           189   (2,689)
  Net loss for the year                                             -
-             -     (900)
                                                         ------------
-----------  ------------  --------

Balance - May 31, 2001                                      2,500,000
2,500           189   (3,589)
                                                         ============
===========  ============  ========

                         (The accompanying notes are an integral
                           part of the financial statements)

Texas  Scientific  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


1.   Development Stage Company

     Texas Scientific Inc. herein (the "Company") was incorporated in the State of Nevada, U.S.A. on April 2, 1999. The Company acquired a license to market and distribute a product. As discussed in Note 3, this license is in jeopardy and the Company has retained the right to sue the vendor.

     The Company's new business plan is as a "blank check" company under the Securities Act of 1933. A blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities.

     In a development stage company, management devotes most of its activities in investigating business opportunities. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and find an appropriate merger candidate. There is no guarantee that the Company will be able to raise any equity financing or find an appropriate merger candidate. There is substantial doubt regarding the Company's ability to continue as a going concern.


2.   Summary of Significant Accounting Policies

     (a)  Year end

          The Company's fiscal year end is May 31.

     (b)  Licenses

          Costs to acquire the license was capitalized. These costs were amortized on a straight-line basis until November 30, 1999 at which time the license was written off.

     (c)  Cash and Cash Equivalents

          The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

                       (The accompanying notes are an integral
                          part of the financial statements)

3.   License

     The Company's only asset was a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for remediation of aquiculture, mariculture, fish farming and other similar operations exclusive of remediation of petroleum based hydrocarbon contamination, and the rights accruing from this license. The Company's original business plan was to determine the feasibility of the Biocatalyst sewage and waste remediation application, and, if Biocatalyst proved to be feasible for this application, become a Biocatalyst producer. The Company acquired the three-year license from Mortenson & Associates on April 5, 1999 by issuing 2,000,000 shares at a fair market value of $.001 or $2,000. The general partner of Mortenson & Associates was also a former President of the Company. Mortenson & Associates acquired its right to sublicense Biocatalyst to the Company from NW Technologies.

     The Company filed a Form S-1 Registration Statement with the SEC on August 4, 1999. In December, 1999, David R. Mortenson, Mortenson & Associates' principal, notified the Company that he was involved in a legal dispute with NW Technologies, and would be unable to fulfill his obligations under the license to the Company. As a result, the Company's ability to implement its business plan was seriously undermined, and on February 15, 2000, the Company requested withdrawal of its Form S-1 Registration Statement.


                                            May 31,   May 31,
                                             2001      2000
                                               $         $
      License
          Cost                               2,000     2,000
          Less accumulated amortization     (1,333)     (333)
          Less amount written-off             (667)      667
                                           --------  --------

                                                 -         -
                                           ========  ========


4.   Related Party Transaction

     The License referred to in Note 3 was sold to the Company by a partnership whose general manager was the former President of the Company and a director for consideration of 2,000,000 shares for total fair market consideration of $2,000. These shares were paid evenly to the ten partners.

                         (The accompanying notes are an integral
                           part of the financial statements)

                                    PART III

ITEM  1.  INDEX  TO  EXHIBITS
-----------------------------

Exhibit
Number       Name
------       ----

2.1*         Articles  of  Incorporation

2.2*         Bylaws

3.1*         Specimen Share Certificate for Common Stock

3.2*         Lock  Up  Agreement

23.1         Consent  of  Independent  Auditors

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



      /s/                                                  August 2, 2001
------------------------------------------------           --------------
Larry  D.  Bishop                                          Date
President, Secretary, Treasurer, and Director